UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EROS INTERNATIONAL PLC

(Name of Issuer)

A Ordinary Shares, Par Value GBP 0.30 per Share

(Title of Class of Securities)

B86NL05

(CUSIP Number)

Arthur Hebert

Dalton Investments LLC

1601 Cloverfield Boulevard, Suite 5050 North

Santa Monica, CA 90404

(424) 231-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dalton Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,173,828
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,173,828
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IA, OO

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosenwald Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 65,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) IA, CO

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Rosenwald III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,000
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power 65,000
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven D. Persky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gifford Combs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Belita Ong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Hebert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erin Lavelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,173,828
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,173,828
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 32,949,314 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F filed on July 27, 2016.

This Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) relates to the A ordinary shares, par value GBP 0.30 per Share (the “Shares”), of Eros International Plc, an Isle of Man public limited company (the “Issuer”), and amends the Schedule 13D filed on November 2, 2015 as amended by Amendment No. 4 thereto filed with the SEC on July 22, 2016, Amendment No. 3 thereto filed with the SEC on December 8, 2015, Amendment No. 2 thereto filed with the SEC on December 4, 2015 and Amendment No. 1 thereto filed with the SEC on November 27, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed to amend Item 3, Item 5 and Item 7.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplementally amended as follows:

The responses to Item 5 of this Amendment No. 5 are incorporated herein by reference.

Since the filing of Amendment No. 4, the Reporting Persons sold 398,124 Shares as reported herein on Exhibit B (not including the sale of 116,376 Shares as previously reported in Amendment No. 4) (the “Sold Shares”). The total sale price for the Sold Shares was $7,358,783.43, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a)-(b) and (c) of Item 5 of the Original Schedule 13D are supplementally amended as follows:

The percentages used in this Item 5 and in the rest of the Schedule 13D are calculated based upon an aggregate of 32,949,314 Shares outstanding on March 31, 2016 as reported in the Issuer’s Form 20-F filed on July 27, 2017.

(a)-(b)	As of 12:00 p.m., Los Angeles time, on August 10, 2016, Dalton may be deemed to be the beneficial owner 2,173,828 Shares, constituting approximately 6.6% of the Issuer’s outstanding Shares. By virtue of their positions as control persons of Dalton, the Dalton Individual Reporting Persons may be deemed to share beneficial ownership of such Shares. RCM may be deemed to be the beneficial owner of 65,000 Shares, constituting approximately 0.2% of the Issuer’s outstanding Shares. By virtue of his position as a control person of RCM, the RCM Individual Reporting Person may be deemed to be the beneficial owner of such Shares.

(c)	Except as set forth on Exhibit B attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplementally amended as follows:

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

The list of transactions by the Reporting Persons in the last 60 days, attached as Exhibit B.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016

Dalton Investments LLC

By:	/s/ James B. Rosenwald III
Name:	James B. Rosenwald III
Title:	Managing Member

Rosenwald Capital Management, Inc.

By:	/s/ James B. Rosenwald III
Name:	James B. Rosenwald III
Title:	Chairman and Chief Executive Officer

/s/ James B. Rosenwald III
James B. Rosenwald III

/s/ Stephen D. Persky
Stephen D. Persky

/s/ Gifford Combs
Gifford Combs

/s/ Belita Ong
Belita Ong

/s/ Arthur Hebert
Arthur Hebert

/s/ Erin Lavelle
Erin Lavelle